

January 7, 2008

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

      RE: **PPG Industries, Inc.**
               Form 10-K for the year ended December 31, 2006
               Filed February 21, 2007
               Definitive Proxy Statement on Schedule 14A
               Form 10-Q for the quarter ended September 30, 2007

               File No. 1-1687

Dear Mr. Hernandez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                John M. Hartz
                Senior Assistant Chief
                Accountant